UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Condensed Consolidated Financial Statements As of September 30, 2015 and December 31, 2014 and for the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of September 30, 2015 and December 31, 2014 and for the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2015	2014
REVENUES
Sales by Company-operated restaurants	$2,196,499	$2,628,220
Revenues from franchised restaurants	91,255	109,216
Total revenues	2,287,754	2,737,436

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(776,799)	(933,194)
Payroll and employee benefits	(466,256)	(565,727)
Occupancy and other operating expenses	(632,388)	(756,761)
Royalty fees	(111,901)	(128,665)
Franchised restaurants – occupancy expenses	(42,051)	(46,434)
General and administrative expenses	(195,488)	(208,407)
Other operating expenses, net	(22,742)	(81,075)
Total operating costs and expenses	(2,247,625)	(2,720,263)
Operating income	40,129	17,173
Net interest expense	(47,679)	(54,799)
Loss from derivative instruments	(222)	(65)
Foreign currency exchange results	(47,951)	(63,134)
Other non-operating expenses, net	(182)	(749)
Loss before income taxes	(55,905)	(101,574)
Income tax expense	(1,077)	(17,619)
Net loss	(56,982)	(119,193)
Less: Net income attributable to non-controlling interests	(202)	(183)
Net loss attributable to Arcos Dorados Holdings Inc.	$(57,184)	$(119,376)

Loss per share information:
Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.27)	$(0.57)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.27)	$(0.57)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Income

 For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars

	2015	2014
Net loss	$(56,982)	$(119,193)
Other comprehensive loss, net of tax:
Foreign currency translation	(104,945)	(60,293)
Defined benefit pension plan:
Reclassification of net loss to consolidated statement of income	331	147
Defined benefit pension plan (net of $170 and $77 of income taxes for the nine-month periods ended September 30, 2015 and 2014, respectively)	331	147
Cash flow hedges:
Net gain (loss) recognized in accumulated other comprehensive loss	20,263	(529)
Reclassification of net (gain) loss to consolidated statement of income	(14,216)	647
Cash flow hedges (net of $nil of income taxes)	6,047	118
Total other comprehensive loss	(98,567)	(60,028)
Comprehensive loss	(155,549)	(179,221)
Less: Comprehensive income attributable to non-controlling interests	(115)	(78)
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(155,664)	$(179,299)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Balance Sheet

As of September 30, 2015 and December 31, 2014

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2015	As of
	(Unaudited)	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$90,477	$139,030
Accounts and notes receivable, net	50,822	83,003
Other receivables	41,345	65,147
Inventories	38,120	47,688
Prepaid expenses and other current assets	86,221	90,308
Deferred income taxes	12,264	17,188
Collateral deposits	—	4,832
Total current assets	319,249	447,196
Non-current assets
Miscellaneous	55,357	78,883
Collateral deposits	5,325	5,325
Property and equipment, net	875,553	1,116,281
Net intangible assets and goodwill	49,694	57,864
Deferred income taxes	72,949	75,319
Derivative instruments	28,230	9,517
McDonald’s Corporation’s indemnification for contingencies	3,412	4,395
Total non-current assets	1,090,520	1,347,584
Total assets	$1,409,769	$1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$170,934	$220,337
Royalties payable to McDonald’s Corporation	10,091	16,953
Income taxes payable	30,105	29,473
Other taxes payable	64,461	91,290
Accrued payroll and other liabilities	88,566	112,072
Provision for contingencies	517	777
Interest payable	4,373	20,627
Short-term debt	35,361	32,528
Current portion of long-term debt	174,737	6,156
Derivative instruments	1,086	10,958
Deferred income taxes	689	895
Total current liabilities	580,920	542,066
Non-current liabilities
Accrued payroll and other liabilities	17,865	18,440
Provision for contingencies	9,803	11,427
Long-term debt, excluding current portion	493,662	761,080
Deferred income taxes	4,298	4,180
Total non-current liabilities	525,628	795,127
Total liabilities	1,106,548	1,337,193
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,538,896 shares issued and outstanding at September 30, 2015 and 130,216,043 shares issued and outstanding at December 31, 2014	371,857	365,701
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	11,090	15,974
Retained earnings	187,607	244,791
Accumulated other comprehensive losses	(400,947)	(302,467)
Total Arcos Dorados Holdings Inc. shareholders’ equity	302,522	456,914
Non-controlling interests in subsidiaries	699	673
Total equity	303,221	457,587
Total liabilities and equity	$1,409,769	$1,794,780

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flow

 For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars

	2015	2014
Operating activities
Net loss attributable to Arcos Dorados Holdings Inc.	$(57,184)	$(119,376)
Adjustments to reconcile net loss attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	83,259	86,927
Impairment of long-lived assets	7,804	47,215
Others, net	20,906	62,650
Changes in assets and liabilities	(11,192)	(62,619)
Net cash provided by operating activities	43,593	14,797
Investing activities
Property and equipment expenditures	(60,490)	(109,032)
Loans collected from / (granted to) related parties	9,702	(2,500)
Purchases of restaurant businesses	—	(825)
Proceeds from sale of property and equipment	2,467	1,506
Proceeds from sale of restaurant businesses	—	1,202
Other investment activities	(710)	(293)
Net cash used in investing activities	(49,031)	(109,942)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(12,509)	(37,527)
Net short-term borrowings	3,809	93,682
Issuance of long-term debt	—	21,293
Other financing activities	(6,915)	(6,402)
Net cash (used in) provided by financing activities	(15,615)	71,046
Effect of exchange rate changes on cash and cash equivalents	(27,500)	(56,762)
Decrease in cash and cash equivalents	(48,553)	(80,861)
Cash and cash equivalents at the beginning of the year	$139,030	$175,648
Cash and cash equivalents at the end of the period	$90,477	$94,787

Supplemental cash flow information:
Cash paid during the period for:
Interest	$62,176	$69,156
Income tax	7,347	10,194
Non-cash financing activities:
Dividend declared pending of payment	$—	$25,018
Issuance of 2023 Notes in exchange for 2019 Notes	—	759

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the nine-month period ended September 30, 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the period (Unaudited)	—	—	—	—	—	(57,184)	—	(57,184)	202	(56,982)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(98,480)	(98,480)	(87)	(98,567)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	322,853	6,156	—	—	(6,156)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,272	—	—	1,272	—	1,272
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(89)	(89)
Balances at end of period (Unaudited)	130,538,896	371,857	80,000,000	132,915	11,090	187,607	(400,947)	302,522	699	303,221

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the nine-month period ended September 30, 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the period (Unaudited)	—	—	—	—	—	(119,376)	—	(119,376)	183	(119,193)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(59,923)	(59,923)	(105)	(60,028)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (Unaudited)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	348,297	6,877	—	—	(6,877)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—		—	—	4,788	—	—	4,788	—	4,788
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(127)	—	(127)	—	(127)
Acquisition of non-controlling interests (unaudited)	—		—	—	(558)	—	—	(558)	(192)	(750)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(97)	(97)
Balances at end of period (Unaudited)	130,215,723	365,697	80,000,000	132,915	14,603	234,748	(278,658)	469,305	551	469,856

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.            Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.             Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2014. Certain reclassifications have been made within current assets to the prior year information to conform to the current year presentation.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the nine-month period ended September 30, 2015 are not necessarily indicative of results that may be expected for any future periods.

3.             Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2014.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.             Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.             Short-term debt

Short-term debt consists of the following:

	As of
	September 30, 2015	As of
	(Unaudited)	December 31, 2014
Bank overdrafts	$361	$528
Revolving credit facilities (i)	33,000	—
Other short-term loans (ii)	2,000	32,000
	$35,361	$32,528

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.             Short-term debt (continued)

(i) Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On July 30, 2015, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $50 million maturing on August 3, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. At September 30, 2015, the Company had borrowed $33 million under this revolving credit facility. The loans mature during October 2015.

In addition, on August 31, 2015, effective as from October 1, 2015, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on October 1, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

The Company was not in compliance with the net indebtedness to EBITDA ratio under the revolving credit facility with BOFA as of June 30, 2014. At such date the ratio was 2.73.  Consequently, on July 28, 2014, the revolving credit facility was amended to change the consolidated net indebtedness to EBITDA ratio (as defined therein) requirement from 2.5 to 1 to 3.0 to 1. As from that date, the ratio was in compliance. As described above, on July 30, 2015, the Company agreed upon with BOFA to modify the consolidated net indebtedness to EBITDA ratio to 3.5 to 1. As of September 30, 2015, the mentioned ratio was 2.82 and thus the Company is currently in compliance with the new ratio requirement.

(ii) Other short-term loans

As of September 30, 2015, comprised of a loan granted by Citibank in Mexico totaling $2.0 million. This loan matures during October 2015 and accrues interest at an annual rate of 2.27%. As of December 31, 2014, comprised of a loan granted by Citibank in Colombia totaling $32.0 million and accrued interest at an annual rate of 2.34%.

5.             Long-term debt

Long-term debt consists of the following:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.             Long-term debt (continued)
	As of
	September 30, 2015	As of
	(Unaudited)	December 31, 2014
2023 Notes	$469,362	$468,976
2016 Notes	171,341	254,963
Capital lease obligations	3,971	5,652
Other long-term borrowings	23,725	37,645
Total	668,399	767,236
Current portion of long-term debt	174,737	6,156
Long-term debt, excluding current portion	$493,662	$761,080

The following table presents information related to the 2023 and 2016 Notes:

			Principal as of
	Annual interest rate	Currency	September 30, 2015	December 31, 2014	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	170,994	253,989	July 13, 2016

	Interest Expense (i)		DFC Amortization (i)		Accretion of Premium and Amortization of Discount (i)
	2015	2014	2015	2014	2015	2014
2023 Notes	$23,540	$23,540	$330	$330	$386	$381
2016 Notes	16,199	22,163	581	581	—	—

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

2023 and 2016 Notes

On September 27, 2013, the Company issued senior notes which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes"). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.             Long-term debt (continued)

2023 and 2016 Notes (continued)

The 2023 and 2016 Notes (the "Notes") are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.             Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 7 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded on the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earnings volatility related to this risk, which was renewed twice and matured on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company received (paid) the appreciation (depreciation), plus any dividends, on a certain notional number of Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn paid interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014). During the nine-month periods ended September 30, 2015 and 2014 the Company paid interests amounting to $522 and $467, respectively, in connection with this agreement.

As a consequence of the maturity of the swap agreement, the Company paid, during August and September 2015, $9,681 as settlement of the remaining 1,022,551 Class A shares net of accumulated dividends.

As from September 23, 2014, the Company was required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, with $500 as the incremental basis. As of December 31, 2014, the collateral amounted to $4,832 and was presented as a current asset within “Collateral deposits”. During 2015, before the maturity of the total equity return swap, there were two amendments to the conditions of the collateral deposit that reduced the threshold from $3,000 to $0 and included an additional collateral deposit of $500. As a consequence of the maturity of the swap agreement, the collateral deposit was returned to the Company.

The Company did not designate the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.             Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2015, the Company has forward contracts outstanding with a notional amount of $17,270 that mature during 2015 and 2016.

The Company made net collections totaling $2,057, and $699 during the nine-month periods ended September 30, 2015 and 2014, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swap

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JPMorgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal. The Company paid $1,933 and $3,512 during the nine-month periods ended September 30, 2015 and 2014, respectively.

See additional disclosures below for further information about this swap agreement.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2015 and December 31, 2014:

	Asset (Liability) Derivatives
		Fair Value
		As of
Type of Derivative	Balance Sheets Location	September 30, 2015	As of
		(Unaudited)	December 31, 2014
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$417	$857
Cross-currency interest rate swap (i)	Derivative instruments	27,144	6,565
		27,561	7,422
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$—	$(8,006)
		—	(8,006)
Total derivative instruments		$27,561	$(584)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.             Derivative instruments (continued)

Additional disclosures (continued)

(i)	At September 30, 2015, disclosed in the consolidated balance sheet as follows: $28,230 as a non-current assets and $1,086 as a current liability. At December 31, 2014, disclosed in the consolidated balance sheet as follows: $9,517 as a non-current asset and $2,952 as a current liability.

(ii)	As of December 31, 2014, disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the nine-month periods ended September 30, 2015 and 2014 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
	2015	2014	2015	2014	2015	2014
Forward contracts	$1,617	$643	$(2,057)	$(699)	$—	$—
Cross-currency interest rate swap	18,646	(1,172)	(12,159)	1,346	—	—
Total	$20,263	$(529)	$(14,216)	$647	$—	$—

(i)	The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income related to the cross-currency interest rate swap is presented in the consolidated income statement as follows: a gain of $13,279 and $1,585 for the nine-month periods ended September 30, 2015 and 2014, respectively, as an adjustment to foreign currency exchange results and a loss of $1,120 and $2,931 for the nine-month periods ended September 30, 2015 and 2014, respectively, as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	Loss Recognized in Income on Derivative instruments
		2015	2014
Total equity return swap	General and administrative expenses (i)	$(1,743)	$(6,279)
	Net interest expense	(453)	(250)
Others	Loss from derivative instruments	(222)	(65)
Total		$(2,418)	$(6,594)

(i)	Includes a loss amounting to $1,252 excluded from Adjusted EBITDA as from the total vesting of the plan. See Adjusted EBITDA reconciliation in Note 9.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.             Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. During March, 2015, the total amount of awards was vested. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three year’s expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The total incremental compensation cost resulting from the modification for the nine-month periods ended September 30, 2015 and 2014, amounts to a gain of $558 and a loss of $143, respectively, which has been recorded under “General and administrative expenses”. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at September 30, 2015 and December 31, 2014:

	At September 30, 2015 (Unaudited)	At December 31, 2014
Current share price (i)	2.72	5.41
Weighted-average base value of outstanding units	6.86	6.77
Expected volatility (ii)	50.4%	40.4%
Dividend yield	8.4%	4.4%
Risk-free interest rate	0.5%	0.5%
Expected term	1.21	1.58

(i)	Equal to the quoted market price per share at period-end.

(ii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan, totally vested, at September 30, 2015:

Total
Number of units outstanding	777,804
Weighted-average fair market value per unit	0.30
Total fair value of the plan / Accrued liability (i)	235

(i) Disclosed within current “Accrued payroll and other liabilities” in the Company’s balance sheet.

During the nine-month period ended September 30, 2015, 16,255 units were exercised and 79,479 units were forfeited. The Company made payments totaling $75 during the nine-month period ended September 30, 2015.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 6, the Company entered into a total equity return swap agreement, which matured on September 12, 2015, to minimize earnings volatility related to these awards. The adjustments to the value of the swap tended to minimize the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which were also recorded on “General and administrative expenses”. As a result, there was a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.             Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Restricted Share Units (continued)

 Not including the impact of the total equity return swap agreement, compensation benefit for the nine-month periods ended September 30, 2015 and 2014 amounted to $496 and $3,679, respectively.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2015 (as of September 30, 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $1,272 and $4,788 during the nine-month periods ended September 30, 2015 and 2014, respectively, of which a gain of $557 and a loss of $2,156 was relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Stock Options

The following table summarizes the activity of stock options during the nine-month period ended September 30, 2015:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(325,037)	19.37	5.31
Outstanding at September 30, 2015	2,225,798	17.36	4.88
Exercisable at September 30, 2015	1,480,478	19.33	5.35

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.             Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

The following table provides a summary of outstanding stock options at September 30, 2015:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	1,480,478	745,320	2,225,798
Weighted-average grant-date fair market value per unit	5.35	3.96	4.88
Total grant-date fair value	7,923	2,948	10,871
Weighted-average accumulated percentage of service	100	70.6	92.0
Stock-based compensation recognized in Additional paid-in capital	7,923	2,082	10,005
Compensation expense not yet recognized (iii)	—	866	866

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2016 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 2.5 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2015:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2014	862,855	14.38
2015 annual grant	923,213	6.33
Partial vesting of 2011 grant (i)	(222,781)	21.20
Partial vesting of 2012 grant (ii)	(31,772)	14.35
Partial vesting of 2013 grant (iii)	(68,300)	14.31
Forfeitures	(72,511)	13.26
Outstanding at September 30, 2015	1,390,704	8.01
Exercisable at September 30, 2015	—	—

(i)	The Company issued 222,781 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $4,723 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(ii)	The Company issued 31,772 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $456 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(iii)	The Company issued 68,300 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $977 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The resulting value of restricted share units granted during fiscal year 2015 was $5,844.

The following table provides a summary of outstanding restricted share units at September 30, 2015:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.             Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Restricted Share Units (continued)

Number of units outstanding (i)	1,390,704
Weighted-average grant-date fair market value per unit	8.01
Total grant-date fair value	11,131
Weighted-average accumulated percentage of service	37.0
Stock-based compensation recognized in Additional paid-in capital	4,111
Compensation expense not yet recognized (ii)	7,020

(i)	Related to awards that will vest between fiscal years 2016 and 2020.

(ii)	Expected to be recognized in a weighted-average period of 4.2 years.

8.             Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On August 10, 2015, the Company reached an agreement with McDonald’s Corporation to amend the opening plan mentioned in point (ii) above, from 250 to 150 new restaurant openings for the three-year period commenced on January 1, 2014, mainly in order to adjust this plan to the current economic realities of the region. Under this agreement, the Company is also committed to executing at least 140 reimages over the three-year period and to maintaining the three-year reinvestment plan of at least $180 million.

The Company was not in compliance with the ratio requirements mentioned in point (v) above for the three-month periods ended as follows:

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015

Leverage Ratio	4.38	4.59	4.65	4.62	4.61	4.56

Fixed Charge Coverage Ratio	1.48	1.44	1.42	1.40	1.45	1.48

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Commitments and contingencies (continued)

Commitments (continued)

McDonald’s Corporation granted the Company limited waivers through and including December 31, 2015, during which time, the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2015, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

During 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the nine-month period ended September 30, 2014, the Company recorded a royalty waiver amounting to $6.1 million, recorded as lower “Royalty fees” in the consolidated statements of income.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2015 the Company maintains a provision for contingencies amounting to $15,888 ($20,139 at December 31, 2014), which is disclosed net of judicial deposits amounting to $5,568 ($7,935 at December 31, 2014) that the Company was required to make in connection with the proceedings. As of September 30, 2015 and December 31, 2014, the net amount of $10,320 and $12,204 is disclosed as follows: $517 and $777 as a current liability and $9,803 and $11,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	September 30, 2015	As of
	(Unaudited)	December 31, 2014
Tax contingencies in Brazil	$1,980	$1,999
Labor contingencies in Brazil	5,997	10,360
Others	7,911	7,780
Subtotal	15,888	20,139
Judicial deposits	(5,568)	(7,935)
Provision for contingencies	$10,320	$12,204

As of September 30, 2015, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $17 and $24 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.            Commitments and contingencies (continued)

Provision for contingencies (continued)

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At September 30, 2015, the non-current portion of the provision for contingencies includes $3,412 ($4,395 at December 31, 2014) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

9. Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.             Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$1,028,589	$1,348,590
Caribbean division	292,860	467,035
NOLAD	271,217	286,859
SLAD	695,088	634,952
Total revenues	$2,287,754	$2,737,436

Adjusted EBITDA:
Brazil	$114,760	$156,274
Caribbean division	2,355	(11,753)
NOLAD	23,846	18,148
SLAD	79,626	64,224
Total reportable segments	220,587	226,893
Corporate and others (i)	(86,734)	(68,555)
Total adjusted EBITDA	$133,853	$158,338

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.              Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$133,853	$158,338

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(83,259)	(86,927)
Gains from sale or insurance recovery of property and equipment	1,578	1,352
Write-offs of property and equipment	(4,102)	(1,369)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	557	(2,156)
Impairment of long-lived assets	(7,804)	(45,186)
Impairment of goodwill	—	(2,029)
One-time expenses related to G&A optimization plan	—	(4,707)
ADBV Long-Term Incentive Plan incremental compensation from modification	(694)	(143)
Operating income	40,129	17,173

Less:
Net interest expense	(47,679)	(54,799)
Loss from derivative instruments	(222)	(65)
Foreign currency exchange results	(47,951)	(63,134)
Other non-operating expenses, net	(182)	(749)
Income tax expense	(1,077)	(17,619)
Net income attributable to non-controlling interests	(202)	(183)
Net loss attributable to Arcos Dorados Holdings Inc.	$(57,184)	$(119,376)

	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$38,693	$44,925
Caribbean division	22,046	22,193
NOLAD	19,410	21,548
SLAD	14,183	14,743
Total reportable segments	94,332	103,409
Corporate and others (i)	6,259	6,030
Purchase price allocation (ii)	(17,332)	(22,512)
Total depreciation and amortization	$83,259	$86,927

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.              Segment and geographic information (continued)
	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$27,540	$62,270
Caribbean division	6,688	11,855
NOLAD	9,085	15,973
SLAD	16,763	17,780
Total reportable segments	60,076	107,878
Corporate and others (i)	414	1,154
Total property and equipment expenditures	$60,490	$109,032

	As of
	September 30,
	2015	December 31,
	(Unaudited)	2014
Total assets:
Brazil	$548,186	$833,334
Caribbean division	375,107	444,641
NOLAD	308,703	360,644
SLAD	286,473	291,473
Total reportable segments	1,518,469	1,930,092
Corporate and others (i)	74,732	98,651
Purchase price allocation (ii)	(183,432)	(233,963)
Total assets	$1,409,769	$1,794,780

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2015 corporate assets primarily include corporate derivative instruments and corporate deferred income taxes. As of December 31, 2014 corporate assets mainly include corporate cash and cash equivalents, a loan receivable with related parties, and a receivable with an independent logistic operator.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $875,553 and $1,116,281 at September 30, 2015 and December 31, 2014, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.           Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2014, the Company had 210,216,043 shares issued and outstanding with no par value, consisting of 130,216,043 Class A shares and 80,000,000 Class B shares.

During the nine-month period ended September 30, 2015, the Company issued 322,853 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at September 30, 2015 the Company had 210,538,896 shares issued and outstanding with no par value, consisting of 130,538,896 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 7, 2014, the Company declared a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2013.

As of September 30, 2015, the Company has not declared a dividend distribution to its shareholders, with respect to its results of operations for the fiscal year 2014.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2015 and their related activity during the nine-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) gain before reclassifications (Unaudited)	(104,858)	20,263	—	(84,595)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(14,216)	331	(13,885)
Net current-period other comprehensive (loss) income (Unaudited)	(104,858)	6,047	331	(98,480)
Balances at September 30, 2015 (Unaudited)	$(407,747)	$7,645	$(845)	$(400,947)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.           Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2014 and their related activity during the nine-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2013	$(217,136)	$(768)	$(831)	$(218,735)
Other comprehensive loss before reclassifications (Unaudited)	(60,188)	(529)	—	(60,717)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	647	147	794
Net current-period other comprehensive (loss) income (Unaudited)	(60,188)	118	147	(59,923)
Balances at September 30, 2014 (Unaudited)	$(277,324)	$(650)	$(684)	$(278,658)

(i) Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

11.           Loss per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.          Loss per share (continued)

The following table sets forth the computation of basic and diluted net loss per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Net loss attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(57,184)	$(119,376)
Weighted-average number of common shares outstanding - Basic	210,401,634	210,067,740
Incremental shares from assumed exercise of stock options (a)	—	—
Incremental shares from vesting of restricted stock units	124,601	286,785
Weighted-average number of common shares outstanding - Diluted	210,526,235	210,354,525

Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.27)	$(0.57)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.27)	$(0.57)

(a) Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2015 and 2014. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.           Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Peru (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market, the loan will mature on November 7, 2016. As of September 30, 2015 and December 31, 2014, Axionlog Distribution B.V. had borrowed $1,798 and $11,500, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheets.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2015 and December 31, 2014:

	As of
	September 30,
	2015	December 31,
	(Unaudited)	2014
Prepaid expenses and other current assets	$ 1,405	$ —
Other receivables	2,488	1,796
Miscellaneous	3,582	14,901
Accounts payable	4,571	7,742

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month periods ended September 30, 2015 and 2014:

	For the nine-month periods ended
	September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Food and paper (i)	$(121,889)	$(139,321)
Occupancy and other operating expenses	(2,367)	(1,478)
Other operating expenses, net (ii)	—	16,986
Net interest income	440	519

(i)	Includes $32,562 of distribution fees and $89,327 of suppliers purchases managed through the Axionlog Business for the nine-month period ended September 30, 2015; and, $32,551 and $106,770, respectively, for the nine-month period ended September 30, 2014.

(ii)	Related to inventory sales with a cost of $16,986 for the nine-month period ended September 30, 2014 (the net effect on such income statement line was nil). No such transaction took place in the nine-month period ended September 30, 2015.

As of September 30, 2015 the Company had other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $142 and $1,386, respectively.

13.          Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating loss of the Venezuelan operations were $27,792 and $24,284, respectively, for the nine-month period ended September 30, 2015; and $163,273 and $77,183, respectively, for the nine-month period ended Sepember 30, 2014.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 VEF per US dollar to 6.30 VEF per US dollar. The access to this official exchange rate is reserved for the food and other industries deemed a priority.

On March 18, 2013, the Venezuelan government announced the creation of an alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), an auction mechanism applicable only to certain imported products. On January 23, 2014, Exchange Agreement Nº25 expanded the use of this mechanism by establishing that payments related to foreign investments and royalties, among others, had to be made at the SICAD exchange rate.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. According to the Act, the Central Bank of Venezuela no longer had exclusive control over buying and selling foreign currency. That system was regulated through the Exchange Agreement N° 27 of March 10, 2014. This system was expected to serve as an additional source of U.S. dollars.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.          Venezuelan operations (continued)

As a result of those announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that SICAD would be the applicable exchange rate for dividend’s remittance, based on the advice of legal counsel, the Company concluded that the SICAD exchange rate, amounting to 11.80 VEF per US dollar as of March 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change, the Company recognized a foreign currency exchange loss of $19,697, including a related party receivable denominated in VEF, and a write down of certain inventories of $7,611 within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value.

Subsequently, based on the Company’s lack of access to the SICAD auction system and its ability to carry out transactions at the SICAD II rate, the Company concluded that the SICAD II exchange rate, amounting to 49.98 VEF per US dollar as of June 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SICAD II, the Company recognized a foreign currency exchange loss of $38,963, including the effect from a related party receivable denominated in VEF; a write down of certain inventories of $9,937 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $45,186.

During the fiscal year 2014, the Company participated in 64 SICAD II auctions and successfully executed transactions amounting to VEF 113.6 million, pursuant to which it acquired $2,174. The Company recognized foreign currency exchange losses amounting to $1,358 for transactions carried out before the currency exchange rate change to SICAD II.

During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a single foreign exchange mechanism called SICAD, an auction system controlled by the Venezuelan government with an initial exchange rate of 12 VEF per US dollar. Furthermore, on February 10, 2015, the Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI functions on free market principles with foreign currency offered either by PDVSA (Petróleos de Venezuela, S.A.), the Central Bank of Venezuela or the private sector. SIMADI allows the settlement of transactions in cash and securities denominated in foreign currencies as well as transactions by foreign exchange intermediaries including banking institutions and brokerage houses.

As a consequence of those announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that the SICAD II exchange rate was no longer available, no auction of the new SICAD exchange rate system had already been performed and its successful access to the SIMADI mechanism, the Company concluded that the SIMADI exchange rate, amounting to 177 VEF per US dollar as of March 1, 2015, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SIMADI, the Company recognized a foreign currency exchange loss of $8,046, a write down of certain inventories of $3,250 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $7,804 within “Other operating expenses, net”.

During the nine-month period ended September 30, 2015, the Company acquired $2,113 through SIMADI system at an average exchange rate of 208.16 VEF per US dollar.

As of September 30, 2015, three foreign exchange rates were legally available: (i) the official exchange rate settled at 6.30 VEF per US dollar; (ii) the new SICAD exchange rate settled at 13.50 VEF per US dollar (in June and August, there were two auctions of the new SICAD system, which did not apply to the Company’s’ industry); and (iii) the SIMADI exchange rate settled at 199.40 VEF per US dollar.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2015 and 2014 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.          Venezuelan operations (continued)

The Company performed the impairment tests of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment). The long-lived asset impairment tests were done in accordance with the guidance within ASC 360-10-35. As a result of this analysis, the Company recorded an impairment amounting to $7,804 and $45,186 during the nine-month periods ended September 30, 2015 and 2014, respectively. The impairments were measured with a fair market value approach, primarily associated to real estate acquired during the fourth quarter of 2013. The impairment charges also include certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. The restaurants impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

As of September 30, 2015, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the SIMADI rate was $1.4 million (including $4.1 million of cash and cash equivalents). Venezuela’s non-monetary assets were $57.1 million at September 30, 2015 and included approximately $49.4 million of fixed assets.

In addition to exchange controls, the Venezuelan market is subject to price controls, which limits the Company’s ability to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during fiscal year 2014 and the nine-month period ended September 30, 2015.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.           Subsequent events

The Company is currently carrying out a Real Estate Asset Monetization plan, that consists in the sale of properties, in Mexico and a Company-operated Re-Franchising Restaurants plan in Brazil and in a few of its other markets.

The Company implemented a reorganization plan in its country, divisional and corporate structure and expects to record a related one-time charge of up to $15.0 million during the last quarter of 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 4, 2015